Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Healthwell Acquisition Corp. I (the “Company”) on Amendment No. 4 to Form S-1 (Filing No. 333-253418) of our report dated February 23, 2021 except for Note 7 as to which the date is May 12, 2021 and Notes 6 and 9 as to which the date is July 21, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Healthwell Acquisition Corp. I as of February 10, 2021 and for the period from February 2, 2021 (inception) through February 10, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Hartford, CT

July 21, 2021